UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Dallas, Samuel B.
   38167 Julian N.


   Clinton Township, MI  48036
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President Finance
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     500.0000       D  Direct
Common Stock                                                                                     654.9760       I  by 401(k) plan

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $11.9375        03/01/00       A         3,500.0000                        (1)          03/01/10
(right to buy)
Non-Qualified Stock Option     $13.5940                                                                                05/10/09
(right to buy)
Phantom Stock Units (2)                        01/15/00       A         40.8200                           (3)
Phantom Stock Units (2)                        02/15/00       A         80.0600                           (3)
Phantom Stock Units (2)                        03/15/00       A         685.5200                          (3)
Phantom Stock Units (2)                        04/15/00       A         83.7800                           (3)
Phantom Stock Units (2)                        05/15/00       A         90.2000                           (3)
Phantom Stock Units (2)                        06/05/00       A         75.9600                           (3)
Phantom Stock Units (2)                        06/19/00       A         40.6800                           (3)
Phantom Stock Units (2)                        07/03/00       A         40.2900                           (3)
Phantom Stock Units (2)                        07/17/00       A         37.2400                           (3)
Phantom Stock Units (2)                        07/31/00       A         34.9200                           (3)
Phantom Stock Units (2)                        08/14/00       A         32.7300                           (3)
Phantom Stock Units (2)                        08/15/00       A         16.3700                           (3)
Phantom Stock Units (2)                        08/28/00       A         35.0600                           (3)
Phantom Stock Units (2)                        09/11/00       A         32.1100                           (3)
Phantom Stock Units (2)                        09/25/00       A         33.9300                           (3)
Phantom Stock Units (2)                        10/10/00       A         33.8200                           (3)
Phantom Stock Units (2)                        10/23/00       A         34.6300                           (3)
Phantom Stock Units (2)                        11/06/00       A         34.9200                           (3)
Phantom Stock Units (2)                        11/15/00       A         18.6100                           (3)
Phantom Stock Units (2)                        11/20/00       A         32.7300                           (3)
Phantom Stock Units (2)                        12/04/00       A         33.1200                           (3)
Phantom Stock Units (2)                        12/18/00       A         34.3400                           (3)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Non-Qualified Stock Option     03/01/00  Common Stock                   3,500.0000                3,500.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,000.0000                9,000.0000    D   Direct
(right to buy)
Phantom Stock Units (2)        01/15/00  Common Stock                   40.8200       $12.2500                  D   Direct
Phantom Stock Units (2)        02/15/00  Common Stock                   80.0600       $12.5939                  D   Direct
Phantom Stock Units (2)        03/15/00  Common Stock                   685.5200      $11.1682                  D   Direct
Phantom Stock Units (2)        04/15/00  Common Stock                   83.7800       $11.9373                  D   Direct
Phantom Stock Units (2)        05/15/00  Common Stock                   90.2000       $13.6848                  D   Direct
Phantom Stock Units (2)        06/05/00  Common Stock                   75.9600       $13.7912                  D   Direct
Phantom Stock Units (2)        06/19/00  Common Stock                   40.6800       $12.8750                  D   Direct
Phantom Stock Units (2)        07/03/00  Common Stock                   40.2900       $13.0000                  D   Direct
Phantom Stock Units (2)        07/17/00  Common Stock                   37.2400       $14.0625                  D   Direct
Phantom Stock Units (2)        07/31/00  Common Stock                   34.9200       $15.0000                  D   Direct
Phantom Stock Units (2)        08/14/00  Common Stock                   32.7300       $16.0000                  D   Direct
Phantom Stock Units (2)        08/15/00  Common Stock                   16.3700       $15.5119                  D   Direct
Phantom Stock Units (2)        08/28/00  Common Stock                   35.0600       $14.9375                  D   Direct
Phantom Stock Units (2)        09/11/00  Common Stock                   32.1100       $16.3125                  D   Direct
Phantom Stock Units (2)        09/25/00  Common Stock                   33.9300       $15.4375                  D   Direct
Phantom Stock Units (2)        10/10/00  Common Stock                   33.8200       $15.4880                  D   Direct
Phantom Stock Units (2)        10/23/00  Common Stock                   34.6300       $15.1250                  D   Direct
Phantom Stock Units (2)        11/06/00  Common Stock                   34.9200       $15.0000                  D   Direct
Phantom Stock Units (2)        11/15/00  Common Stock                   18.6100       $16.1126                  D   Direct
Phantom Stock Units (2)        11/20/00  Common Stock                   32.7300       $16.0000                  D   Direct
Phantom Stock Units (2)        12/04/00  Common Stock                   33.1200       $15.8125                  D   Direct
Phantom Stock Units (2)        12/18/00  Common Stock                   34.3400       $15.2500    1,581.8400    D   Direct

Explanation of Responses:

(1)
The option vests in three equal annual installments beginning on March 1, 2001.
(2)
Shares of phantom stock are payable in cash following termination of the reporting person's employment with SEMCO.
(3)
Immediately exercisable.
-
Includes shares allocated to the reporting person's account under the issuer's 401(k) plan since the reporting person's last report.

SIGNATURE OF REPORTING PERSON
/S/ Dallas, Samuel B.
DATE 01/10/01